UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

PLX Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

693417107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Balch Hill Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,312,870
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,312,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Balch Hill Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,312,870
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,312,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,312,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Simon J. Michael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 4,312,870
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 4,312,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,327,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Martin Colombatto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Michael Cornwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,836
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER 13,836
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,836**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Robert R. Herb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Mark Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Dilip Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 693417107

1	NAME OF REPORTING PERSON Bernard Xavier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 693417107

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by Balch Hill Partners, L.P., Balch Hill Capital, LLC and Simon J. Michael on February 7, 2012 (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of PLX Technology, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 807 W. Maude Avenue, Sunnyvale, California 94085.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Balch Hill Partners, L.P., a Delaware limited partnership (the “Partnership”);

(ii)
Balch Hill Capital, LLC, a Delaware limited liability company (“Balch Hill”), an investment adviser registered with the Securities and Exchange Commission (“SEC”) and who serves as the general partner of, and investment adviser to, the Partnership;

(iii)	Simon J. Michael (“Mr. Michael”), who serves as the sole manager of Balch Hill and is a nominee for election to the Board of Directors of the Issuer (the “Board”);

(iv)	Martin Colombatto (“Mr. Colombatto”), a nominee for election to the Board;

(v)	Michael Cornwell (“Mr. Cornwell”), a nominee for election to the Board;

(vi)	Robert R. Herb (“Mr. Herb”), a nominee for election to the Board;

(vii)	Mark Schwartz (“Mr. Schwartz”), a nominee for election to the Board;

(viii)	Dilip Singh (“Mr. Singh”), a nominee for election to the Board; and

(ix)	Bernard Xavier (“Mr. Xavier”), a nominee for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Partnership, Balch Hill and Mr. Michael is PO Box 7775, San Francisco, California 94120.  Mr. Colombatto’s principal business address is 4130 Calle Isabella, San Clemente, California 92672.  Mr. Cornwell’s principal business address is c/o Pure Storage, 650 Castro Street, Suite 400, Mountain View, California 94041.  Mr. Herb’s principal business address is c/o Scale Venture Partners, 950 Tower Lane, Suite 700, Foster City, California 94404.  Mr. Schwartz’s principal business address is c/o Fabrinet, 4104 24th Street, #345, San Francisco, California 94114.  Mr. Singh’s principal business address is 333 NE 21st Avenue, Apt. 1110, Deerfield Beach, Florida 33441.  Mr. Xavier’s principal business address is c/o Modesat, 10815 Rancho Bernardo Road Suite 102, San Diego, California 92127.

CUSIP NO. 693417107

(c)           The principal business of the Partnership is investing in securities.  The principal business of Balch Hill is serving the general partner of, and investment adviser to, the Partnership.  The principal occupation of Mr. Michael is serving as the sole manager of Balch Hill.  The principal occupation of Mr. Colombatto is serving as a director of each of ClariPhy Communications, Inc. and Luxtera Corp.  The principal occupation of Mr. Cornwell is serving as Director of Technology & Strategy of Pure Storage.  The principal occupation of Mr. Herb is serving as a Venture Partner of Scale Venture Partners.  The principal occupation of Mr. Schwartz is serving as Executive Vice President of Fabrinet.  The principal occupation of Mr. Singh is serving as an executive telecom consultant.  The principal occupation of Mr. Xavier is serving as Chief Executive Officer of Modesat.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Partnership and Balch Hill are organized under the laws of the State of Delaware.  Messrs. Michael, Colombatto, Cornwell, Herb, Schwartz, Singh and Xavier are each citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,312,870 Shares owned directly by the Partnership is approximately $21,291,380, including brokerage commissions.  Such Shares were acquired with the working capital of the Partnership.

The aggregate purchase price of the 15,000 Shares owned directly by Mr. Michael is approximately $23,456, including brokerage commissions.  Such Shares were acquired with Mr. Michael’s personal funds.

The aggregate purchase price of the 13,836 Shares owned directly by Mr. Cornwell is approximately $37,954, excluding brokerage commissions.  Such Shares were acquired with Mr. Cornwell’s personal funds.

The Partnership effects purchases of securities through a margin account maintained for it with a prime broker.  The Partnership has never used, and does not intend to use, margin credit, though the Partnership’s prime broker does have the ability to extend margin credit to the Partnership.   The purchased security positions held in the Partnership’s margin accounts are occasionally used as collateral security for other positions, primarily equity and option short positions, which do require collateral.

CUSIP NO. 693417107

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 7, 2012, the Partnership delivered a letter to the Issuer nominating Martin Colombatto, Michael Cornwell, Robert R. Herb, Simon J. Michael, Mark Schwartz, Dilip Singh and Bernard Xavier (together, the “Nominees”), as set forth therein, for election to the Board at the Issuer’s 2012 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”).  The Reporting Persons intend to engage in discussions with management, the Board and stockholders of the Issuer regarding the nomination of directors at the Annual Meeting and the composition of the Issuer’s Board generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engage in communications with management and the Board of the Issuer concerning Board composition, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, including in connection with the solicitation of proxies for the election of directors at the Annual Meeting, making proposals to the Issuer concerning changes to the capitalization, ownership structure, business strategy or prospects, board structure, operations or the sale or merger of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 44,550,936 Shares outstanding as of September 30, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2011.

As of the close of business on March 7, 2012, the Partnership beneficially owned 4,312,870 Shares, constituting approximately 9.7% of the Shares outstanding.  By virtue of their relationships with the Partnership discussed in further detail in Item 2, each of Balch Hill and Mr. Michael may be deemed to beneficially own the Shares beneficially owned by the Partnership.

As of the close of business on March 7, 2012, Mr. Michael directly owned 15,000 Shares, constituting less than one percent of the Shares outstanding.

As of the close of business on March 7, 2012, Mr. Cornwell directly owned 13,836 Shares constituting less than one percent of the Shares outstanding.

None of Messrs. Colombatto, Herb, Schwartz, Singh and Xavier directly owns any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Amendment No. 1 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

CUSIP NO. 693417107

(b)           Each of the Partnership, Balch Hill and Mr. Michael have shared voting and dispositive power over the Shares owned directly by the Partnership.  Mr. Michael has sole voting and dispositive power over the Shares he owns directly.  Mr. Cornwell has sole voting and dispositive power over the Shares he owns directly.

(c)           No Reporting Person has entered into any transactions in the Shares since the filing of the Schedule 13D.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 7, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) the Partnership agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, the Partnership has agreed to indemnify Messrs. Colombatto, Cornwell, Herb, Schwartz, Singh and Xavier against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Partnership has agreed to compensate Messrs. Colombatto, Cornwell, Herb, Schwartz, Singh and Xavier for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, the Partnership has agreed to pay each of Messrs. Colombatto, Cornwell, Herb, Schwartz, Singh and Xavier (i) $5,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $5,000 in cash upon the filing of a definitive proxy statement with the SEC relating to a solicitation of proxies in furtherance of Messrs. Colombatto, Cornwell, Herb, Schwartz, Singh and Xavier’s election as directors of the Issuer at the Annual Meeting.  Pursuant to the Compensation Letter Agreements, each of Messrs. Colombatto, Cornwell, Herb, Schwartz, Singh and Xavier agreed to use after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”).  If elected or appointed to serve as a director of the Board, each of Messrs. Colombatto, Cornwell, Herb, Schwartz, Singh and Xavier agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Colombatto, Cornwell, Herb, Schwartz, Singh and Xavier may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP NO. 693417107

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Balch Hill Partners, L.P., Balch Hill Capital, LLC, Simon J. Michael, Martin Colombatto, Michael Cornwell, Robert R. Herb, Mark Schwartz, Dilip Singh and Bernard Xavier, dated March 7, 2012.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Compensation Letter Agreement.

99.4	Powers of Attorney.

CUSIP NO. 693417107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2012

Balch Hill Partners, L.P.

By:	Balch Hill Capital, LLC General Partner

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

Balch Hill Capital, LLC

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

/s/ Simon J. Michael
Simon J. Michael
Individually and as attorney-in-fact for Martin Colombatto, Michael Cornwell, Robert R. Herb, Mark Schwartz, Dilip Singh and Bernard Xavier